UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

PICO Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

78112T206

(CUSIP Number)

Gregory Bylinsky

Bandera Partners LLC

50 Broad Street, Suite 1820

New York, New York 10004

(212) 232-4582

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 3, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78112T206

1	NAME OF REPORTING PERSON

BANDERA MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		999,432
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

999,432
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

999,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 78112T206

1	NAME OF REPORTING PERSON

BANDERA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		999,432
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

999,432
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

999,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 78112T206

1	NAME OF REPORTING PERSON

GREGORY BYLINSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,852*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		999,432
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,852*
	10	SHARED DISPOSITIVE POWER

999,432
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,013,284*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%*
14	TYPE OF REPORTING PERSON

IN

* Includes 1,158 Shares underlying unvested Restricted Stock Units that vest within 60 days of the date hereof.

4

CUSIP NO. 78112T206

1	NAME OF REPORTING PERSON

JEFFERSON GRAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		999,432
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

999,432
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

999,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 78112T206

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Shares”), of PICO Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3480 GS Richards Boulevard, Suite 101, Carson City, Nevada 89703.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”);
(ii)	Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”);
(iii)	Gregory Bylinsky; and
(iv)	Jefferson Gramm.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Bandera Partners is the investment manager of Bandera Master Fund. Bandera Master Fund has granted to Bandera Partners the sole and exclusive authority to vote and dispose of the Shares held directly by Bandera Master Fund. Each of Messrs. Bylinsky and Gramm are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners. By virtue of these relationships, each of Bandera Partners and Messrs. Bylinsky and Gramm may be deemed to beneficially own the Shares owned directly by Bandera Master Fund.

(b)       The address of the principal office of each of the Reporting Persons is 50 Broad Street, Suite 1820, New York, New York 10004.

(c)       The principal business of Bandera Master Fund is investing in securities. The principal business of Bandera Partners is serving as the investment manager of Bandera Master Fund. Each of Messrs. Bylinsky and Gramm are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners. Mr. Bylinsky also serves as a director of the Issuer.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP NO. 78112T206

(f)       Bandera Master Fund is organized under the laws of the Cayman Islands. Bandera Partners is organized under the laws of the State of Delaware. Each of Messrs. Bylinsky and Gramm are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Bandera Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 999,432 Shares owned directly by Bandera Master Fund is approximately $7,847,088, including brokerage commissions.

The Shares owned directly by Mr. Bylinsky represent Shares acquired upon the vesting of Restricted Stock Units granted to Mr. Bylinsky in his capacity as a director of the Issuer. Mr. Bylinsky directly owns 12,694 Shares and 2,317 unvested Restricted Stock Units (of which 1,158 Restricted Stock Units vest within 60 days of the date hereof), each representing a contingent right to receive one Share.

Item 4.	Purpose of Transaction.

Mr. Bylinsky is a director of the Issuer. Except in Mr. Bylinsky’s capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 20,249,782 Shares outstanding as of April 19, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2019.

As of the close of business on the date hereof, Bandera Master Fund directly held 999,432 Shares, constituting approximately 4.9% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Bylinsky directly beneficially owned 13,852 Shares, including 1,158 unvested Restricted Stock Units that will vest within 60 days of the date hereof, constituting less than 1% of the Shares outstanding.

By virtue of their respective relationships with Bandera Master Fund discussed in further detail in Item 2 above, each of Bandera Partners, Mr. Bylinsky and Mr. Gramm may be deemed to beneficially own the 999,432 Shares directly held by Bandera Master Fund, constituting approximately 4.9% of the Shares outstanding, and, together with the 13,852 Shares he directly beneficially owns, Mr. Bylinsky may be deemed to beneficially own an aggregate of 1,013,284 Shares, constituting approximately 5.0% of the Shares outstanding.

(b)       Bandera Partners may be deemed to have the sole power to vote and dispose of the Shares directly held by Bandera Master Fund. As Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners, each of Messrs. Bylinsky and Gramm may be deemed to have the shared power to vote and dispose of the Shares directly held by Bandera Master Fund.

7

CUSIP NO. 78112T206

Mr. Bylinsky has the sole power to vote and dispose of the Shares directly owned by him.

(c)       There have been no transactions in the securities of the Issuer during the past sixty days by the Reporting Persons.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 10, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated May 10, 2019.

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CUSIP NO. 78112T206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2019	Bandera Master Fund L.P.

	By:	Bandera Partners LLC its Investment Manager

	By:	/s/ Jefferson Gramm
		Name:	Jefferson Gramm
		Title:	Managing Director

Bandera Partners LLC

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm
	Title:	Managing Director

/s/ Gregory Bylinsky
Gregory Bylinsky

/s/ Jefferson Gramm
Jefferson Gramm

9